HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
-------

Will Hart
                                 August 2, 2012

Sondra Snyder
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Art Dimensions, Inc.
            Report on Form 10-K for the year ended December 31, 2010 File No. 000-53853

Ms. Snyder:

      This office represents Art Dimensions, Inc. (the "Company"). We are in receipt of the staff's letter dated June 29, 2012. In response to the first comment in the staff's letter, Malone Bailey proposes to change its audit report in the form attached.

      Please advise if the proposed changes to the audit report are acceptable.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.
                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/  William Hart

                                           William T. Hart

                Independent Registered Public Accounting Firm

To the Board of Directors
Art Dimension, Inc.
(a development stage company)
Englewood, Colorado

We have audited the balance sheet of Art Dimension Inc. (a development stage company) (the "Company") as of December 31, 2010 and the related statements of operations, shareholders' equity, and cash flows for the year then ended and for the period from January 29, 2008 (Inception) through December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Company for the period from January 29, 2008 (inception) to December 31, 2009 were not audited by us. Those statements were audited by other auditors whose report, dated March 25, 2010 expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company s ability to continue as a going concern. The financial statements for the period from January 29, 2008 (inception) to December 31, 2009 reflect a net loss of $12,500. Our opinion, insofar as it relates to the cumulative amounts included for such prior periods as indicated in the accompanying financial statements, is based solely on the report of such other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended and for the period from January 29, 2008 (inception) through December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Art Design, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, Art Design, Inc. suffered losses from operations and has a working capital deficit, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2 The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ MaloneBailey, LLP

MaloneBailey, LLP
www.malonebailey.com
Houston, Texas
April 13, 2011